UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                             Commission File Number


                                TOP TANKERS INC.
                 (Translation of registrant's name into English)


                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on March 8, 2007 announcing the Company's fourth quarter and year end 2006 financial results.

                                                                       Exhibit 1


NEWS RELEASE for March 8, 2007

Contact: Michael Mason (investors)                       Stamatis Tsantanis, CFO
         Allen & Caron Inc                               TOP Tankers Inc
         212 691 8087                                    011 30 210 812 8199
         michaelm@allencaron.com                         snt@toptankers.com


                     TOP TANKERS REPORTS FOURTH QUARTER AND
                       FISCAL YEAR 2006 FINANCIAL RESULTS

Highlights:

o    Sale and Leaseback of 13 vessels and payment of $7.50 per share dividend

o Agreement for construction of six 50,000 dwt Product / Chemical tankers with record delivery periods during the first six months of 2009

o Sale of three Handymaxes reportedly at one of the highest prices ever achieved for such vessels

ATHENS, GREECE (March 8, 2007) ... TOP Tankers Inc (NasdaqGS:TOPT) today announced its operating results for the fourth quarter and the fiscal year ended December 31, 2006.

For the three months ended December 31, 2006, the Company reported net income of $3,212,000, or $0.10 per share, compared with net income of $28,090,000, or $1.00 per share, for the fourth quarter of 2005. The weighted average numbers of basic shares used in the computations were 32,288,205 and 28,020,990 for the fourth quarters of 2006 and 2005 respectively. The results for the fourth quarter of 2006 and 2005 include net charges of $281,000, or $0.01 per share and $3,366,000, or $0.12 per share, respectively, of special items(1) that affected the Company's net results for the period that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the three months ended December 31, 2006, operating income was $7,516,000, compared with $33,108,000 for the fourth quarter of 2005. EBITDA(1) for the fourth quarter of 2006 was $18,305,000, compared with $48,970,000 for the fourth quarter of 2005. Voyage revenues for the fourth quarter of 2006 were $67,794,000, compared to $90,592,000 recorded in the fourth quarter of 2005.

For the year ended December 31, 2006, the Company reported net income of $15,141,000, or $0.47 per share, compared to $68,684,000, or $2.46 per share, for the previous year. The weighted average numbers of basic shares used in the computations were 30,550,274 and 27,926,771 for the years ended December 31, 2006 and 2005, respectively. The results for the year ended December 31, 2006 and 2005 include net charges of $8,227,000, or $0.27 per share and $9,481,000, or $0.34 per share, respectively, of special items that affected the Company's net income for the year that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the year ended December 31, 2006, operating income was $41,361,000, compared with $86,953,000 for the previous


----------
(1) See Appendix A to this release for information about special items and reconciliation of EBITDA to net income.

year. EBITDA for 2006 was $90,075,000, compared to $140,141,000 for the previous year. Voyage revenues for the year ended December 31, 2006, were $310,043,000, compared to $244,215,000 recorded in the previous year.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "This year was an especially challenging year for the Company. We completed a $550 million sale & lease back project, which generated significant return of $7.50 per share to our shareholders.

"We also sold 3,907,365 shares of common stock in 'at-the-market' offerings at an average net price of $6.91 per share.

"During the year we drydocked a total of 9 vessels and performed extensive upgrading of our fleet. The cost of recent and future upgrades will be in excess of $50 million and more than 60% of it has been completed as of year end. We have conducted extensive work on our tankers, closely supervised by our experienced technical team in order to upgrade the vessels to the highest possible standards. Once again, we would like to emphasize our commitment to provide the highest quality of service to our clients and to continue to operate and maintain our fleet with the utmost efficiency and professionalism.

"We believed that it was the right time to undertake such a large project, and expect that going forward this strategy will help to make 2007 a stronger year.

"In 2006, we also sold three Handymax tankers, one built in 1998 and two built in 1999. We believe that the aggregate sale price of $128 million was one of the highest prices ever achieved for such vessels in the industry.

"In addition, we have entered into an agreement to acquire six newbuilding Handymax product tankers for a purchase price of $285 million. Furthermore, we managed to arrange for the new vessels to be delivered in first and second quarters of 2009. We review this as a real achievement, since most shipyards were not offering tanker newbuilding deliveries prior to 2010 or 2011.

"We look forward to a very active year in 2007."

The following key indicators serve to highlight changes in the financial performance of the Company's fleet during the fourth quarters and years ended December 31, 2005 and 2006:

                                                                                       Suezmax Fleet
                                                                                       -------------

                                                           Three Months Ended December 31,          Year Ended December 31,
(In U.S. Dollars unless otherwise stated)                    2005        2006      Change            2005      2006    Change
                                                             ----        ----      ------            ----      ----    ------
Total available ship days                                   1,011       1,196       18.3%           3,046     4,745     55.8%
Total operating days                                          943         979        3.8%           2,771     3,837     38.5%
Utilization                                                  93.3%       81.9%     -12.2%            91.0%     80.9%   -11.1%
TCE(2) per ship per day under spot voyage charter          61,447      37,652      -38.7%          46,014    45,328     -1.5%
TCE per ship per day under time charter                    39,583      34,058      -14.0%          34,116    36,069      5.7%
Average TCE                                                52,660      36,503      -30.7%          41,622    41,887      0.6%
Vessel operating expenses per ship per day                  7,662       8,277        8.0%           7,578     7,748      2.2%

                                                                                       Handymax Fleet
                                                                                       --------------

                                                           Three Months Ended December 31,          Year Ended December 31,
(In U.S. Dollars unless otherwise stated)                    2005        2006      Change            2005      2006    Change
                                                             ----        ----      ------            ----      ----    ------
Total available ship days                                   1,248       1,180       -5.4%           4,604     5,002      8.6%
Total operating days                                        1,231       1,117       -9.3%           4,421     4,797      8.5%
Utilization                                                  98.6%       94.7%      -4.0%            96.0%     95.9%    -0.1%
TCE per ship per day under spot voyage charter                  -           -           -          11,500         -        -
TCE per ship per day under time charter                    22,262      17,082      -23.3%          20,500    19,590     -4.4%
Average TCE                                                22,262      17,082      -23.3%          20,411    19,590     -4.0%
Vessel operating expenses per ship per day                  5,341       5,931       11.1%           5,085     5,862     15.3%

                                                                                       Total Fleet*
                                                                                       ------------

                                                           Three Months Ended December 31,           Year Ended December 31,
(In U.S. Dollars unless otherwise stated)                    2005        2006      Change            2005      2006    Change
                                                             ----        ----      ------            ----      ----    ------
Total available ship days                                   2,259       2,376        5.2%           7,905     9,747     23.3%
Total operating days                                        2,174       2,096       -3.6%           7,436     8,634     16.1%
Utilization                                                  96.2%       88.2%      -8.3%            94.1%     88.6%    -5.8%
TCE per ship per day under spot voyage charter             61,433      37,652      -38.7%          43,713    45,328      3.7%
TCE per ship per day under time charter                    26,339      20,798      -21.0%          22,566    23,366      3.5%
Average TCE                                                35,443      26,153      -26.2%          27,881    29,499      5.8%
Vessel operating expenses per ship per day                  6,379       7,112       11.5%           5,985     6,780     13.3%
General and administrative expenses per ship per day**      4,015       2,012      -49.9%           3,013     2,328    -22.7%

*    Total Fleet information includes data for one Handysize tanker in 2005.

** The daily General and Administrative expenses include approximately $2,134 and ($183) for the three-month period ended December 31, 2005 and 2006, respectively, and $1,389 and $564 for the year ended December 31, 2005 and 2006 respectively, of non-cash restricted stock expense, convertible offering issuance costs write-off, general compensation provision and specific legal and auditing fees.

----------
(2) Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Fleet Report

As of December 31, 2006, the Company's fleet size was 24 vessels, or 2.5 million dwt (including 18 vessels sold and leased back for a period of 5 to 7 years) as compared to 27 vessels, or 2.6 million dwt (including 5 vessels sold and leased back for a period of 7 years) on December 31, 2005. The changes in the Company's fleet during 2006 are as follows:

In March 2006, the Company sold and leased-back the Handymax tankers M/T Faithful, M/T Spotless, M/T Vanguard and M/T Doubtless and the Suezmax tankers M/T Flawless, M/T Timeless, M/T Priceless and M/T Stopless for a period of five years.

In April 2006, the Company sold and leased-back the Suezmax tankers M/T Limitless, M/T Endless, M/T Stainless, M/T Faultless and M/T Noiseless for a period of seven years.

In September and October 2006, the Company sold the vessels M/T Taintless, M/T Soundless and M/T Topless for a total consideration of $127.5 million, resulted in a total book gain of $12.7 million, which was recognized in the fourth quarter of 2006. The M/T Taintless and M/T Soundless were delivered to their new owners in November 2006 and the M/T Topless was delivered to its new owners in December 2006.

In October 2006, the Company entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of six 50,000 dwt Product / Chemical tankers. The vessels will be delivered during the first and second quarters of 2009. The total investment for the Company will be approximately $285.4 million, which will be funded with secured credit lines and working capital.

Fleet Deployment

During the fourth quarter of 2006, the Company had approximately 68% of the fleet's operating days on long-term employment contracts. Fifteen of the Company's 24 tankers are on time charter contracts with an average term of over three years with all but three of the time charters including profit sharing agreements.

The Company has secured approximately 67% of the estimated operating days for 2007 under time charter contracts. At the same time, the nine Suezmaxes operating in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 56% of the Company's estimated operating days for 2007 to spot rates, which may be potentially higher.

Suezmax Fleet:

During the fourth quarter of 2006, eight of the Company's Suezmax tankers operated in the spot market, earning on average $37,652 per vessel per day on a time charter equivalent (TCE) basis.

During the fourth quarter of 2006, four of the Company's Suezmax tankers operated in the spot market, earning on average $34,058 per vessel per day on a time charter equivalent (TCE) basis.

During the fourth quarter of 2006, one of the Company's Suezmax tankers was undergoing its special survey and was not operational.

As of the date of this release, the Company's Suezmax fleet for the first quarter of 2007 has been fixed as follows:

Spot: 74% of operating days at average daily TCE of $38,000

Total (Spot and time charter, including profit sharing): 82% of operating days at average daily TCE of $37,000.

In addition, as of the date of this release, we had a total of 65 off-hire Suezmax days in the first quarter of 2007, associated with the dry-docking of the M/T Stopless and the ballast tank cleaning process of the M/T Faultless.

Handymax Fleet:

All of the Company's Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the fourth quarter of 2006, including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet earned on average $17,082 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company's Handymax fleet for the first quarter of 2007 has been fixed for 70% of its operating days at average daily TCE of $20,500.

In addition, as of the date of this release, we had a total of 48 off-hire Handymax days in the first quarter of 2007, associated with the dry-docking of the M/T Vanguard.


The following table presents the Company's current fleet list and employment:

                                      Year                                                        Profit Sharing
                          Dwt         Built       Charter Type   Expiry       Daily Base Rate   Above Base Rate (2006)
                          ---         -----       ------------   ------       ---------------   ----------------------
13 Suezmax Tankers
Timeless(C).............    154,970      1991         Spot
Flawless(C).............    154,970      1991         Spot
Stopless(C).............    154,970      1991         Spot
Priceless(C)............    154,970      1991     Time Charter   Q3/2008       $35,000           50% thereafter
Faultless(B)............    154,970      1992         Spot
Noiseless(B)............    149,554      1992     Time Charter   Q2/2010       $37,000(1)        None
Stainless(B)............    149,599      1992         Spot
Endless(B)..............    135,915      1992     Time Charter   Q4/2008(A)    $36,500           None
Limitless(B)............    136,055      1993         Spot
Stormless...............    150,038      1993     Time Charter   Q4/2009       $36,900           None
Ellen P.................    146,286      1996         Spot
Errorless...............    147,048      1993         Spot
Edgeless................    147,048      1994         Spot

11 Handymax Tankers
Victorious(B)...........     47,084      1991     Time Charter   Q3/2009       $14,000           50% thereafter
Sovereign(B)............     47,084      1992     Time Charter   Q3/2009       $14,000           50% thereafter
Invincible(B)...........     47,084      1992     Time Charter   Q3/2009       $14,000           50% thereafter
Relentless(B)...........     47,084      1992     Time Charter   Q3/2009       $14,000           50% thereafter
Vanguard(C).............     47,084      1992     Time Charter   Q1/2010       $15,250           50% thereafter
Restless(B).............     47,084      1991     Time Charter   Q4/2009       $15,250           50% thereafter
Spotless(C).............     47,094      1991     Time Charter   Q1/2010       $15,250           50% thereafter
Doubtless(C)............     47,076      1991     Time Charter   Q1/2010       $15,250           50% thereafter
Faithful(C).............     45,720      1992     Time Charter   Q2/2010       $14,500           100% first $500 + 50% thereafter
Dauntless...............     46,168      1999     Time Charter   Q1/2010       $16,250           100% first $1,000 + 50% thereafter
Ioannis P...............     46,346      2003     Time Charter   Q4/2010       $18,000           100% first $1,000 + 50% thereafter

Total Tanker DWT          2,451,301

A. Charterers have option to extend contract for an additional four-year period

B.   Vessels sold and leased back for a period of 7 years.

C.   Vessels sold and leased back for a period of 5 years.

1. Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.

Credit Facility

As of December 31, 2006, TOP Tankers had total indebtedness under senior secured credit facilities of $220 million with its lenders, the Royal Bank of Scotland ("RBS") and HSH Nordbank ("HSH"), maturing in 2015 and 2013 respectively. As of the date of this release, and after giving effect to the payment of first instalment of the two remaining newbuildings, the Company's total indebtedness under the senior secured credit facilities was $230 million.

As of December 31, 2006, the Company has three interest rate swap agreements with RBS for the amounts of $31.7 million, $10 million and $10 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66%, 4.23% and 4.11%, respectively, in addition to the applicable margin. The Company also has one interest rate swap agreement with HSH for the amount of $41.2 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50 million and $10 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively, in addition to the applicable margin. The above swaps of $10 million, $10 million, $50 million and $10 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

On December 31, 2006, the Company's ratio of indebtedness to total capital was approximately 52.4%.

Restatement of Interim Financial Statements

On December 7, 2006, the Company announced that it had restated its interim financial statements for the quarter ended March 31, 2006 and June 30, 2006, to reflect a change of treatment of the sellers' credits that were part of the sale leasebacks mentioned above. These transactions were entered into during 2006 and do not affect the Company's results from the year ended December 31, 2005. The revised treatment of the sellers' credits has been reflected in the Company's results for the full year ended December 31, 2006.

Litigation

The Company and certain of its executive officers were named as defendants in a putative class action securities law suit brought in the United States District Court, Southern District of New York, alleging violations of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. As of the date of this release, none of the defendants has been served in this action, which has been consolidated with nine additional putative class action law suits. The Court is currently considering a motion for the appointment of a lead plaintiff.

The Company has also been named as a nominal defendant in a derivative suit seeking damages from certain individual officers and directors of the Company, on behalf of the Company, for alleged breaches of fiduciary duties and violations of the Exchange Act. The Company has not been served in this action as of this date of this release.

The Company intends to defend these suits vigorously.

Conference Call and Webcast

TOP Tankers' management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, March 8, 2007 at 11:00 AM EST, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company's website at www.toptankers.com, or by going to www.investorcalendar.com. Web participants are encouraged to go to either website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The online archive will be available shortly after the conclusion of the call and continue for seven days.

The telephonic replay of the conference call will be available by dialing 877 660-6853 (from the US and Canada) or +1 201 612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 232792. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through March 15, 2007.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 24 tankers, consisting of 13 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 88.2% are sister ships. Fifteen of the Company's 24 tankers are on time charter contracts with an average term of over three years with all but three of the time charters including profit sharing agreements.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                  TABLES FOLLOW

TOP TANKERS INC.

CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                       Three Months Ended December 31,        Year Ended December 31,
                                                      --------------------------------     ----------------------------
                                                            2005              2006              2005            2006
                                                       -------------    ---------------     -----------    -------------
REVENUES:
Voyage revenues                                              90,592             67,794         244,215          310,043
EXPENSES:
     Voyage expenses                                         13,538             12,977          36,889           55,351
     Charter hire expense                                     5,308             29,848           7,206           96,302
     Vessel operating expenses                               14,410             16,898          47,315           66,082
     Depreciation and amortization                           15,780             10,910          53,054           48,781
     General and administrative expenses                      9,070              4,780          23,818           22,688
     Amortization of deferred income                           (612)            (2,433)           (837)          (8,110)
     (Gain) on sale of vessels                                    -            (12,667)        (10,115)         (12,667)
     Foreign currency (gains) / losses, net                     (10)               (35)            (68)              255
                                                       -------------    ---------------     -----------    -------------
     Operating income                                        33,108              7,516          86,953           41,361
                                                       -------------    ---------------     -----------    -------------

OTHER INCOME (EXPENSES):
     Interest and finance costs                              (5,493)            (5,086)        (20,177)         (29,175)
     Interest income                                            393                903           1,774            3,022
     Other, net                                                  82               (121)            134              (67)
                                                       -------------    ---------------     -----------    -------------
     Total other expenses, net                               (5,018)            (4,304)        (18,269)         (26,220)
                                                       -------------    ---------------     -----------    -------------
Net Income                                                   28,090              3,212          68,684           15,141
                                                       =============    ===============     ===========    =============

Earnings per share, basic and diluted                          1.00               0.10            2.46             0.47
                                                       =============    ===============     ===========    =============

Weighted average common shares outstanding, basic        28,020,990         32,288,205      27,926,771       30,550,274
                                                       =============    ===============     ===========    =============


TOP TANKERS INC.

CONSOLIDATED UNAUDITED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                   December 31,     December 31,
                                                        2005           2006
                                                      --------       --------

ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                            17,462         29,992
   Other current assets                                 50,112         42,807

    Total current assets                                67,574         72,799

FINANCIAL INSTRUMENTS                                      425              -
ADVANCES FOR VESSELS UNDER CONSTRUCTION                      -         28,683
VESSELS, NET                                           886,754        306,418
RESTRICTED CASH                                         13,500         50,000
OTHER NON-CURRENT ASSETS                                12,644         64,835
                                                      --------       --------
    Total assets                                       980,897        522,735
                                                      ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                    45,329         16,588
   Deferred income, current portion                      2,451          9,731
   Other current liabilities                            30,814         24,021
                                                      --------       --------
    Total current liabilities                           78,594         50,340

FINANCIAL INSTRUMENTS                                        -          3,384

LONG-TERM DEBT, net of current portion                 518,774        201,464

DEFERRED INCOME, net of current portion                 13,871         69,692

COMMITMENTS AND CONTINGENCIES                                -              -

STOCKHOLDERS' EQUITY                                   369,658        197,855
                                                      --------       --------
    Total liabilities and stockholders' equity         980,897        522,735
                                                      ========       ========

APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME AND RECONCILIATION OF EBITDA

Set forth below are some of the significant items of income and expense that affected the Company's net income for the fourth quarter and year ended December 31, 2005 and 2006, all of which are items the Company believes are typically excluded by securities analysts in their published estimates of the Company's financial results:

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                        Three Months Ended                             Year Ended
                                               --------------------------------------    ---------------------------------------
              Description                        December 31, 2005   December 31, 2006   December 31, 2005   December 31, 2006
                                                    (unaudited)        (unaudited)          (unaudited)        (unaudited)
                                                    -----------        -----------          -----------        -----------
                                                   $     Per Share    $     Per Share     $     Per Share       $      Per Share
                                                -------  --------- -------  ---------  -------  ---------     -------  ---------

Reported  net income                             28,090    1.00       3,212    0.10     68,684     2.46       15,141       0.47

Restricted share plan to officers and personnel     236    0.01         283    0.01      3,478     0.12        3,710       0.12
Issuance costs for preferred stock                    -       -           -       -        965     0.04            -          -
Gain from termination of interest rate swap      (1,128)  (0.04)          -       -     (1,170)   (0.04)        (650)     (0.02)
Change of fair value of interest rate swaps        (327)  (0.01)        715    0.02       (327)   (0.01)       3,384       0.11
Specific legal and auditing fees                      -       -         989    0.03          -        -          989       0.03
Bonus compensation provision to
officers and personnel                            4,585    0.16      (1,706)  (0.05)     6,535     0.23          794       0.03
                                                 ----------------------------------------------------------------------------------
Total                                             3,366    0.12         281    0.01      9,481     0.34        8,227       0.27

Net income after specific items                  31,456    1.12       3,493    0.11     78,165     2.80       23,368       0.74
                                                 ==================================================================================


 EBITDA RECONCILIATION(3)
(Expressed in Thousands of U.S Dollars)

                                       Three Months Ended      Year Ended
                                           December 31,       December 31,
                                      -------------------    ------------------
                                      2005         2006       2005      2006
                                      -------------------    ------------------

 NET INCOME                          28,090        3,212      68,684    15,141
 DEPRECIATION AND AMORTIZATION       15,780       10,910      53,054    48,781
 INTEREST AND FINANCE COSTS, NET      5,100        4,183      18,403    26,153
                                   ---------    ---------   ---------  --------
 EBITDA                              48,970       18,305     140,141    90,075
                                   =========    =========   =========  ========

----------
(3) EBITDA represents earnings before interest and finance costs, net, taxes, depreciation and amortization. Interest and finance costs, net include gain or loss from termination of swaps and swap fair value changes. EBITDA is included in this release because we believe it provides investors with an understanding of operating performance over comparative periods. EBITDA should not be considered as a substitute for income from operations, net income or cash flows from operating activities (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDA is not defined by generally accepted accounting principles. We presented EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TOP TANKERS INC.


Dated: March 8, 2007                         By  /s/ Stamatis N. Tsantanis
                                                 -----------------------------
                                             Name:  Stamatis N. Tsantanis
                                             Title: Chief Financial Officer




SK 23116 0001 754861